Exhibit 99.1

CARDIOL THERAPEUTICS INC.
CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2022
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED)

Cardiol Therapeutics Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

Unaudited

	As at March 31, 2022	As at December 31, 2021
ASSETS

Current assets
Cash and cash equivalents (note 3)	$74,843,859	$83,899,070
Accounts receivable	88,162	65,739
Other receivables	397,839	341,388
Prepaid expenses (note 14)	3,065,833	2,495,141
Prepaid inventory (note 12(iv))	339,051	339,051
Total current assets	78,734,744	87,140,389

Non-current assets
Property and equipment (note 4)	339,447	356,493
Intangible assets (note 5)	358,135	379,246
Total assets	$79,432,326	$87,876,128

EQUITY AND LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 14)	$5,582,467	$4,859,352
Current portion of lease liability (note 6)	46,576	44,708
Derivative liability (note 7)	4,528,605	6,661,122
Total current liabilities	10,157,648	11,565,182

Non-current liabilities
Lease liability (note 6)	60,662	72,871
Total liabilities	10,218,310	11,638,053

Equity
Share capital (note 8)	143,052,364	142,918,829
Warrants (note 10)	4,906,887	4,176,780
Contributed surplus (note 9)	13,726,723	12,660,329
Deficit	(92,471,958)	(83,517,863)
Total equity	69,214,016	76,238,075
Total equity and liabilities	$79,432,326	$87,876,128

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these consolidated financial statements.

Commitments (notes 5 and 12)

Approved on behalf of the Board:

“David Elsley”, Director	“Guillermo Torre-Amione”, Director

Cardiol Therapeutics Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

Unaudited

	Three Months Ended March 31, 2022	Three Months Ended March 31, 2021
Operating expenses (notes 9, 13, 14)
General and administration	$5,940,952	$6,301,398
Research and development	3,847,527	2,678,812
Loss before other income (expenses)	(9,788,479)	(8,980,210)
Interest income	72,311	16,824
Gain (loss) on foreign exchange	(1,370,444)	53,538
Change in derivative liability (note 7)	2,132,517	-
Net loss and comprehensive loss for the period	$(8,954,095)	$(8,909,848)

Basic and diluted net loss per share (note 11)	$(0.14)	$(0.26)
Weighted average number of common shares outstanding	61,925,221	34,605,264

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Unaudited

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2022	2021
Operating activities
Net loss and comprehensive loss for the period	$(8,954,095)	$(8,909,848)
Adjustments for:
Depreciation of property and equipment	32,509	33,509
Amortization of intangible assets	21,111	21,111
Share-based compensation	1,066,394	2,141,292
Change in derivative liability	(2,132,517)	-
Accretion on lease liability	2,638	3,513
Shares for services	133,535	660,875
Research and development expenses to be settled through warrant exercise	730,107	-
Changes in non-cash working capital items:
Accounts receivable	(22,423)	(38,865)
Other receivables	(56,451)	(57,528)
Prepaid expenses	(570,692)	(1,184,209)
Accounts payable and accrued liabilities	723,115	245,861
Net cash used in operating activities	(9,026,769)	(7,084,289)

Investing activities
Purchase of property and equipment	(15,463)	-
Net cash used in investing activities	(15,463)	-

Financing activities
Proceeds from stock options exercised	-	2,604,649
Proceeds from warrants exercised	-	8,471,288
Payment of lease liability	(12,979)	(12,979)
Net cash provided by (used in) financing activities	(12,979)	11,062,958
Net change in cash and cash equivalents	(9,055,211)	3,978,669
Cash and cash equivalents, beginning of period	83,899,070	14,025,187
Cash and cash equivalents, end of period	$74,843,859	$18,003,856

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

Unaudited

	Share capital			Contributed
	Number	Amount	Warrants	surplus	Deficit	Total
Balance, December 31, 2020	32,860,291	$51,923,471	$4,460,728	$8,765,773	$(51,879,619)	$13,270,353
Options exercised	916,666	2,604,649	-	-	-	2,604,649
Fair value of options exercised	-	1,182,353	-	(1,182,353)	-	-
Warrants exercised	2,652,987	8,326,527	144,761	-	-	8,471,288
Fair value of warrants exercised	-	3,056,045	(3,056,045)	-	-	-
Shares for services	160,650	660,875	-	-	-	660,875
Share-based compensation	-	-	-	2,141,292	-	2,141,292
Net loss and comprehensive loss for the period	-	-	-	-	(8,909,848)	(8,909,848)
Balance, March 31, 2021	36,590,594	$67,753,920	$1,549,444	$9,724,712	$(60,789,467)	$18,238,609

Balance, December 31, 2021	61,922,999	$142,918,829	$4,176,780	$12,660,329	$(83,517,863)	$76,238,075
Shares for services	2,500	133,535	-	-	-	133,535
Share-based compensation	-	-	-	1,066,394	-	1,066,394
Fair value of warrants earned	-	-	730,107	-	-	730,107
Net loss and comprehensive loss for the period	-	-	-	-	(8,954,095)	(8,954,095)
Balance, March 31, 2022	61,925,499	$143,052,364	$4,906,887	$13,726,723	$(92,471,958)	$69,214,016

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022

(Expressed in Canadian Dollars)

Unaudited

1.	Nature of operations

Cardiol Therapeutics Inc. (the “Corporation”) was incorporated under the laws of the Province of Ontario on January 19, 2017. The Corporation’s registered and legal office is located at 2265 Upper Middle Rd. E., Suite 602, Oakville, Ontario, L6H 0G5, Canada.

The Corporation is a clinical-stage life sciences company focused on the research and clinical development of anti- fibrotic and anti-inflammatory therapy for the treatment of cardiovascular disease (“CVD”). The Corporation’s lead product, CardiolRx, is a pharmaceutically produced oral cannabidiol formulation that is being clinically developed for use in cardiovascular medicine. CardiolRx is currently being evaluated in a Phase II/III multi-national, randomized, double-blind, placebo-controlled study (the “LANCER” trial). LANCER is designed to evaluate the efficacy and safety of CardiolRx as a cardioprotective therapy to reduce major cardiovascular and respiratory events in patients hospitalized with COVID-19 who have a prior history of, or risk factors for, CVD, and to investigate the influence CardiolRx has on key biomarkers associated with heart disease.

The Corporation has also received an Investigational New Drug Application (“IND”) authorization from the FDA to conduct a Phase II multi-national, randomized, double-blind, placebo-controlled trial designed to evaluate the efficacy and safety of CardiolRx in acute myocarditis. This disease remains an important cause of acute and fulminant heart failure and is a leading cause of sudden cardiac death in people less than 35 years of age.

In addition, the Corporation is developing a subcutaneous formulation of CardiolRx for the treatment of fibrosis and inflammation in the heart that is associated with the development and progression of heart failure. Heart failure affects 26 million people in the developed world and remains a leading cause of death and hospitalization, with associated annual healthcare costs in the U.S. alone exceeding $30 billion.

On December 20, 2018, the Corporation completed its initial public offering (the “IPO”) on the Toronto Stock Exchange (the “TSX”). As a result, the Corporation’s common shares commenced trading on that date on the TSX under the symbol “CRDL”, and on May 12, 2021, warrants commenced trading under the symbol “CRDL.WT.A”. On August 10, 2021, the Corporation’s common shares commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CRDL”.

2.	Significant accounting policies

Statement of compliance

The Corporation applies International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual consolidated financial statements required by IFRS as issued by IASB and interpretations by IFRIC.

The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRSs issued and outstanding as of May 10, 2022, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual consolidated financial statements as at and for the year ended December 31, 2021, other than as noted below. Any subsequent changes to IFRS that are given effect in the Corporation’s annual consolidated financial statements for the year ending December 31, 2022, could result in restatement of these unaudited condensed interim consolidated financial statements.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022

(Expressed in Canadian Dollars)

Unaudited

2.	Significant accounting policies (continued)

Basis of consolidation

These unaudited condensed interim consolidated financial statements consolidate the accounts of the Corporation and its wholly-owned subsidiary, Cardiol Therapeutics USA Inc. (“Cardiol USA”), incorporated under the laws of Delaware. Control exists when the Corporation has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The subsidiary is fully consolidated from the date on which control is obtained by the Corporation and is de-consolidated from the date control ceases. Intercompany transactions and balances are eliminated.

3.	Cash and cash equivalents

Cash and cash equivalents include a cashable Guaranteed Investment Certificate totaling $61,568 earning interest of 0.5% per annum and maturing on December 4, 2022 (December 31, 2021 - cashable Guaranteed Investment Certificate totaling $61,568 earning interest of 0.5% per annum and maturing on December 4, 2022). The Guaranteed Investment Certificate may be redeemed prior to maturity without penalty.

4.	Property and equipment

Cost	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2020	$200,319	$123,058	$237,248	$65,716	$74,619	$700,960
Additions	-	7,712	-	-	5,204	12,916
Balance, December 31, 2021	200,319	130,770	237,248	$65,716	$79,823	$713,876
Additions	-	-	-	-	15,463	15,463
Balance, March 31, 2022	$200,319	$130,770	$237,248	$65,716	$95,286	$729,339

Accumulated Depreciation	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2020	$63,441	$53,052	$55,032	$15,644	$34,237	$221,406
Depreciation for the year	40,068	22,159	50,840	10,015	12,895	135,977
Balance, December 31, 2021	$103,509	$75,211	$105,872	$25,659	$47,132	$357,383
Depreciation for the period	10,017	4,167	12,710	2,003	3,612	32,509
Balance, March 31, 2022	$113,526	$79,378	$118,582	$27,662	$50,744	$389,892

Carrying value	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2021	$96,810	$55,559	$131,376	$40,057	$32,691	$356,493
Balance, March 31, 2022	$86,793	$51,392	$118,666	$38,054	$44,542	$339,447

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022

(Expressed in Canadian Dollars)

Unaudited

5.	Intangible assets

Cost	Exclusive global license agreement
Balance, December 31, 2020, December 31, 2021, and March 31, 2022	$767,228

Accumulated Amortization	Exclusive global license agreement
Balance, December 31, 2020	$303,538
Amortization for the year	84,444
Balance, December 31, 2021	$387,982
Amortization for the period	21,111
Balance, March 31, 2022	$409,093

Carrying Value	Exclusive global license agreement
Balance, December 31, 2021	$379,246
Balance, March 31, 2022	$358,135

Exclusive global agreement (“Meros License Agreement”)

In 2017, the Corporation was granted by Meros Polymers Inc. (“Meros”) the sole, exclusive, irrevocable license to patented nanotechnologies for use with any drugs to diagnose, or treat, cardiovascular disease, cardiopulmonary disease, and cardiac arrhythmias. Meros is focused on the advancement of nanotechnologies developed at the University of Alberta.

Under the Meros License Agreement, Cardiol agreed to certain milestones and milestone payments, including the following: (i) payment of $100,000 upon enrolling the first patient in a Phase IIB clinical trial designed to investigate the safety and indications of efficacy of one of the licensed technologies; (ii) payment of $500,000 upon enrolling the first patient in a Pivotal Phase III clinical trial designed to investigate the safety and efficacy of one of the licensed technologies; (iii) $1,000,000 upon receiving regulatory approval from the FDA for any therapeutic and/or prophylactic treatment incorporating the licensed technologies. Cardiol also agreed to pay Meros the following royalties:

(a) 5% of worldwide proceeds of net sales of the licensed technologies containing cannabinoids, excluding non-royalty sub-license income in (b) below, that Cardiol receives from human and animal disease indications and derivatives as outlined in the Meros License Agreement;

(b) 7% of any non-royalty sub-license income that Cardiol receives from human and animal disease indications and derivatives for licensed technologies containing cannabinoids as outlined in the Meros License Agreement;

(c) 3.7% of worldwide proceeds of net sales that Cardiol receives from the licensed technology in relation to human and animal cardiovascular and/or cardiopulmonary disease, heart failure, and/or cardiac arrhythmia diagnosis and/or treatments using the drugs, excluding cannabinoids included in (a) above, outlined in the Meros License Agreement; and

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022

(Expressed in Canadian Dollars)

Unaudited

5	Intangible assets (continued)

(d) 5% of any non-royalty sub-license income that Cardiol receives in relation to any human and animal heart disease, heart failure and/or arrhythmias indications, excluding cannabinoids included in (b) above, as outlined in the Meros License Agreement.

In addition, as part of the consideration under the Meros License Agreement, Cardiol (i) issued to Meros 1,020,000 common shares; and (ii) issued to Meros 1,020,000 special warrants convertible automatically into common shares for no additional consideration upon the first patient being enrolled in a Phase 1 clinical trial using the licensed technologies as described in the Meros License Agreement.

6.	Lease liability

Carrying Value
Balance, December 31, 2020	$156,566
Repayments	(51,916)
Accretion	12,929
Balance, December 31, 2021	$117,579
Repayments	(12,979)
Accretion	2,638
Balance, March 31, 2022	$107,238
Current portion	46,576
Long-term portion	$60,662

(i) When measuring the lease liability for the property lease that was classified as an operating lease, the Corporation discounted the lease payments using its incremental borrowing rate. The property lease expires on May 31, 2024, and the lease payments were discounted with a 9% interest rate.

7.	Derivative liability

On November 5, 2021, the Corporation issued 8,175,000 warrants as part of a unit financing. Each warrant is exercisable into one common share at the price of USD$3.75 per share for a period of three years from closing. The warrants have been classified as a derivative liability on the statement of financial position and are re-valued at each reporting date, as the warrants were issued in a currency other than the Corporation’s functional currency. The only significant unobservable input is the volatility, which could cause an increase or decrease in fair value. As at March 31, 2022, the fair value of the derivative liability was $4,528,605 (December 31, 2021 - $6,661,122), resulting in a change of derivative liability for the three months ended March 31, 2022 of $2,132,517 (March 31, 2021 - nil).

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022

(Expressed in Canadian Dollars)

Unaudited

7.	Derivative liability (continued)

Significant assumptions used in determining the fair value of the derivative warrant liabilities at March 31, 2022 are as follows:

Three Months Ended March 31, 2022
Share price	USD$ 1.53
Exercise price	USD$ 3.75
Risk-free interest rate	2.28%
Expected volatility	83%
Expected life in years	2.60
Expected dividend yield	Nil

8.	Share capital

a) Authorized share capital

The authorized share capital consisted of unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b) Common shares issued	Number of
	common shares	Amount
Balance, December 31, 2020	32,860,291	$51,923,471
Shares for services (i)	160,650	660,875
Stock options exercised (note 9)	916,666	2,604,649
Fair value of stock options exercised (note 9)	-	1,182,353
Warrants exercised (note 10)	2,652,987	8,326,527
Fair value of warrants exercised (note 10)	-	3,056,045
Balance, March 31, 2021	36,590,594	$67,753,920

Balance, December 31, 2021	61,922,999	$142,918,829
Shares for services (ii)	2,500	133,535
Balance, March 31, 2022	61,925,499	$143,052,364

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022

(Expressed in Canadian Dollars)

Unaudited

8.	Share capital (continued)

(i) During the three months ended March 31, 2021, the Corporation issued 160,650 shares for services with a combined value of $660,875. The fair value of the shares were determined to be equal to the value of the services rendered.

(ii) During the three months ended March 31, 2022, the Corporation issued 2,500 common shares with a fair value of $5,475. The fair value of the shares were determined to be equal to the value of the services rendered. Included in shares for services are amounts related to vesting of previously issued shares. The vesting conditions are as follows: 100,000 restricted common shares that contain service-based conditions and vest 1/4 on each of September 29, 2021, March 29, 2022, September 29, 2022, and March 29, 2023; and 100,000 common shares that vest 1/4 on each of November 17, 2021, February 17, 2022, May 17, 2022, and August 17, 2022.

9.	Share-based payments

The Corporation has adopted an Omnibus Equity Incentive Plan in accordance with the policies of the TSX, which permits the grant or issuance of options, Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”) and Deferred Share Units (“DSUs”), as well as other share-based payment arrangements. The maximum number of shares that may be issued upon the exercise or settlement of awards granted under the plan may not exceed 15% of the Corporation’s issued and outstanding shares from time to time. The Board of Directors determines the price per common share and the number of common shares which may be allotted to directors, officers, employees, and consultants, and all other terms and conditions of the option, subject to the rules of the TSX.

(a) Stock Options

	Number of	Weighted average
	stock options	exercise price ($)
Balance, December 31, 2020	2,861,300	$3.78
Issued	1,546,666	4.59
Expired	(90,000)	2.84
Exercised	(916,666)	2.84
Balance, March 31, 2021	3,401,300	$4.43

Balance, December 31, 2021	4,301,800	$4.16
Issued	280,000	2.16
Balance, March 31, 2022	4,581,800	$4.03

At the grant date, the fair value stock options issued was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022

(Expressed in Canadian Dollars)

Unaudited

9.	Share-based payments (continued)

(a)	Stock Options (continued)

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2022	2021
Fair value of stock options at grant date	$1.55	$2.41
Share price	$2.07	$4.59
Exercise price	$2.16	$4.59
Risk-free interest rate	1.62%	0.41%
Expected volatility	102%	89%
Expected life in years	5.00	2.78
Expected dividend yield	Nil	Nil

The following table reflects the actual stock options issued and outstanding as of March 31, 2022:

Expiry date	Exercise price ($)	Weighted average remaining contractual life (years)	Number of options outstanding	Number of options vested (exercisable)
June 22, 2022	2.58	0.23	83,334	83,334
February 8, 2023	4.56	0.86	416,666	416,666
February 18, 2023	4.80	0.89	560,000	560,000
February 22, 2023	4.46	0.90	130,000	130,000
October 15, 2024	3.23	2.55	60,000	40,000
December 2, 2024	4.08	2.68	60,000	40,000
December 5, 2024	3.69	2.68	60,000	60,000
February 23, 2025	3.54	2.90	81,800	81,800
August 16, 2025	5.00	3.38	200,000	200,000
August 19, 2025	2.12	3.39	100,000	33,333
August 30, 2025	5.00	3.42	480,000	480,000
October 7, 2025	2.90	3.52	35,000	11,667
December 2, 2025	2.59	3.68	130,000	43,333
January 2, 2026	4.30	3.76	150,000	150,000
January 24, 2026	5.34	3.82	60,000	60,000
March 29, 2026	4.51	4.00	400,000	133,333
April 1, 2026	5.77	4.01	140,000	93,333
April 4, 2026	5.42	4.01	60,000	40,000
May 12, 2026	3.00	4.12	75,000	50,000
June 5, 2026	3.26	4.18	60,000	-
August 16, 2026	3.26	4.38	60,000	-
August 24, 2026	3.81	4.40	140,000	25,000
September 13, 2026	4.88	4.46	55,000	-
December 8, 2026	2.65	4.69	380,000	-
December 8, 2026	3.59	4.69	325,000	-
January 11, 2027	2.18	4.79	220,000	-
March 14, 2027	2.07	4.96	60,000	-
	4.03	3.16	4,581,800	2,731,799

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022

(Expressed in Canadian Dollars)

Unaudited

9.	Share-based payments (continued)

(b)	Performance Share Units and Other Share-Awards

The Corporation has issued performance share units (“PSUs”) to certain consultants of the Corporation. Grants of PSUs require the completion of certain performance criteria specific to each grant. As at March 31, 2022, there are 1,200,000 PSUs outstanding (March 31, 2021 - nil). These PSUs have an expiry date of June 30, 2022.

10.	Warrants

	Number of warrants	Amount
Balance, December 31, 2020	4,521,604	$4,460,728
Issued (i)	100,613	144,761
Exercised	(2,652,987)	(3,056,045)
Balance, March 31, 2021	1,969,230	$1,549,444

Balance, December 31, 2021	12,452,178	$4,176,780
Earned (ii)	-	730,107
Balance, March 31, 2022	12,452,178	$4,906,887

(i)   100,613 warrants with a fair value of $144,761 carrying an exercise price of $3.25 and an original expiry date of June 4, 2022, are included in this amount as a result of the exercise of 201,227 warrants carrying a price of $2.50. At the grant date, the fair value of the warrants issued was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

Three Months Ended March 31, 2021
Fair value of warrants at grant date	$1.44
Share price	$3.53
Exercise price	$3.25
Risk-free interest rate	0.15%
Expected volatility	85%
Expected life in years	1.38
Expected dividend yield	Nil

(ii)   During the three months ended March 31, 2022, 182,526 warrants with a fair value of $730,107 (three months ended March 31, 2021 - nil) were earned pursuant to the Caro Development Agreement (see note 12 (iii)).

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022

(Expressed in Canadian Dollars)

Unaudited

10.	Warrants (continued)

The following table reflects the actual warrants issued and outstanding as of March 31, 2022, excluding 1,020,000 special warrants convertible automatically into common shares for no additional consideration in accordance with the original escrow release terms as described in the Meros License Agreement (see note 5):

Expiry date	Exercise price ($)	Remaining contractual life (years)	Warrants exercisable
August 31, 2022	4.00	0.39	824,000
May 12, 2024	4.60	2.12	3,453,178
November 5, 2024(1)	4.68	2.60	8,175,000
	4.61	2.32	12,452,178

(1) Warrants carry an exercise price of USD$3.75. This amount was translated to CAD for presentation purposes at the March 31, 2022 rate of 1.25. These warrants are classified as a derivative liability on the statement of financial position (see note 7).

11.	Loss per share

For the three months ended March 31, 2022, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $8,954,095 (three months ended March 31, 2021 - $8,909,848) and the weighted average number of common shares outstanding of 61,925,221 (three months ended March 31, 2021 - 34,605,264). Diluted loss per share did not include the effect of stock options, PSUs, other share-awards, and warrants as they are anti-dilutive.

12.	Commitments

(i)   The Corporation has leased premises with third parties. The minimum committed lease payments, which include the lease liability payments shown as base rent, are approximately as follows:

	Base rent	Variable rent	Total
2022	$40,955	$38,885	$79,840
2023	55,376	51,846	107,222
2024	23,073	21,603	44,676
	$119,404	$112,334	$231,738

(ii)   The Corporation has signed various agreements with consultants to provide services. Under the agreements, the Corporation has the following remaining commitments.

2022	$705,798

(iii)   Cardiol entered into a development agreement (the “Caro Development Agreement”) with the Clinical Academic Research Organization, S.A. DE C.V. (“Caro”) dated August 28, 2018, for the further research and development of proprietary drug formulations for the treatment of heart failure. Caro is a Mexican corporation dedicated to providing clinical and scientific experimentation and consulting, as well as performing development activities by itself or through third-party providers.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022

(Expressed in Canadian Dollars)

Unaudited

12.	Commitments (continued)

(iii)   (continued) Pursuant to the terms of the Caro Development Agreement, Caro will provide scientific experimentation, research activities, medical drug development activities, and medical drug formulation and discovery to Cardiol (the “Development Activities”), as set out in a development plan (the “Development Plan”). Under the Caro Development Agreement, Caro may also engage third-party providers of development activities in support of the Development Plan, which is anticipated to be limited to third-party vendors of materials.

Pursuant to the terms of the Caro Development Agreement, Cardiol will immediately upon execution of the Caro Development Agreement allot and set aside 824,000 Common Shares of Cardiol, and issue to Caro 824,000 warrants (the “Caro Compensation Warrants”), each warrant having the following qualifications: (i) an expiry date of August 31, 2022, or such earlier date as may be specified by a relevant stock exchange; (ii) an exercise price of $4 per share (to be settled through the issuance of invoices by Caro); and (iii) each of the Caro Compensation Warrants entitles Caro to purchase one Common Share of Cardiol for the exercise price. Cardiol also further agreed to pay Caro US$400,000 in cash (paid).

Pursuant to the terms of the Caro Development Agreement, both Cardiol and Caro may terminate the Caro Development Agreement if either party believes in good faith that the continued performance of the Development Activities may be commercially unwise, jeopardize safety, or otherwise be unethical or illegal. However, if Caro terminates the Caro Development Agreement for any reason except breach of contract by Cardiol, or terminates the development activities under the contract prior to achievement of all milestones in the Development Plan, then any unexercised Caro Compensation Warrants that are not related to Development Activities and milestones in the Development Plan that have been attained up to the time of termination of the Caro Development Agreement shall be deemed terminated as of the time of termination of the Caro Development Agreement.

Further, if Cardiol terminates the Caro Development Agreement for any reason (including breach of contract by Caro), or requires Caro to terminate the Development Activities prior to achievement of all milestones in the Development Plan, then the Caro Compensation Warrants issued to Caro that can be invoiced for the CARO Development Activities completed up to the time of termination shall be considered to have been earned notwithstanding such termination.

The CARO Compensation Warrants that cannot be exercised (because invoices for CARO Development Activities not completed cannot be issued) will be deemed terminated, null and void as of termination.

(iv)   Cardiol entered into an exclusive supply agreement (the “Exclusive Supply Agreement”) with Noramco, Inc. (“Noramco”) dated September 28, 2018, as amended on December 7, 2018, December 11, 2018, July 2, 2019 and September 11, 2019, and November 12, 2019 pursuant to which Noramco will be the exclusive supplier of pharmaceutical cannabidiol for Cardiol, provided Noramco is able to meet Cardiol’s supply requirements.

During 2020, the Exclusive Supply Agreement was assigned to Purisys, LLC (“Purisys”), an affiliate of Noramco headquartered in Athens, Georgia. This assignment had no impact on Cardiol’s rights under the Exclusive Supply Agreement.

Pursuant to the terms of the Exclusive Supply Agreement, Cardiol paid a non-refundable payment of US$3,000,000 (the “Exclusivity Payment”). The Exclusivity Payment represents a prepayment for inventory and is being credited towards purchases.

Purisys shall not sell pharmaceutical cannabidiol to any third party for use in the production of products sold to retail pharmacies in Canada and Mexico, such as Shoppers Drug Mart Inc. Notwithstanding this restriction, Purisys shall have the right to sell pharmaceutical cannabidiol to third parties outside Canada for use in products that are approved as prescription medicines by the Therapeutic Products Directorate of Health Canada for delivery into Canada.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022

(Expressed in Canadian Dollars)

Unaudited

12.	Commitments (continued)

(iv)   (continued) The Exclusive Supply Agreement expires on December 31, 2038, subject to certain renewal provisions.

(v)   Pursuant to the terms of agreements with various other contract research organizations, the Corporation is committed for contract research services for 2022 at a cost of approximately $1,614,187.

13.	Other expenses and adjustments

The following details highlight certain components of the research and development and general and administration expenses classified by nature. Remaining research and development and operating expenses include personnel costs and expenses paid to third parties:

	Three Months Ended March 31, 2022	Three Months Ended March 31, 2021
Research and development expenses
Non-cash share-based compensation	171,837	69,607
General and administration expenses
Depreciation of property and equipment	32,509	33,509
Amortization of intangible assets	21,111	21,111
Non-cash share-based compensation	894,557	2,071,685

14.	Related party transactions

(a)	The Corporation entered into the following transactions with related parties:

(i) Included in research and development expense is $340,479 for the three months ended March 31, 2022 (three months ended March 31, 2021 - $593,799) paid to a company related to a director. As at March 31, 2022, $635,923 (December 31, 2021 - $671,462) was owed to this company and this amount was included in accounts payable and accrued liabilities, and $1,971 (December 31, 2021 - $12,402) was paid to this company and was included in prepaid expenses.

(b) Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Corporation directly or indirectly, including any directors (executive and non-executive) of the Corporation. Remuneration of directors and key management personnel of the Corporation, except as noted in (a) above, was as follows:

	Three Months Ended March 31, 2022	Three Months Ended March 31, 2021
Salaries and benefits	$862,328	$833,119
Share-based payments	481,281	153,555
	$1,343,609	$986,674

As at March 31, 2022, $3,359 (December 31, 2021 - $46,488) was owed to key management personnel and this amount was included in accounts payable and accrued liabilities.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022

(Expressed in Canadian Dollars)

Unaudited

15.	Uncertainty due to COVID-19

The recent novel coronavirus (COVID-19) pandemic has impacted and could further impact our expected timelines, operations, and the operations of our third-party suppliers, manufacturers, and CROs as a result of quarantines, facility closures, travel and logistics restrictions, and other limitations in connection with the outbreak. While we expect this to be temporary, there is uncertainty around its duration and its broader impact. The Corporation had not experienced any adverse material affects as at March 31, 2022.

16.	Comparative figures

Certain of the prior period figures have been reclassified to conform with the presentation adopted in the current period. These reclassifications were solely related to grouping of operating expenses and had no effect on the reported results of operations.